Exhibit 99.11

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE MAVENIR SYSTEMS, INC.	)	CONSOLIDATED
STOCKHOLDERS LITIGATION	)	C.A. No. 10757-VCP
)

VERIFIED AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Lead Plaintiff Tom Turberg (“Plaintiff”), by his undersigned attorneys, on behalf of himself and all others similarly situated, allege upon information and belief, including the investigation of counsel, consultation with an expert, and a review of publicly-available information, except for their own acts, which are alleged on personal knowledge as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this class action on behalf of himself and the other public stockholders of Mavenir Corporation (“Mavenir” or the “Company”) (the “Class”), other than Defendants (defined below) and their affiliates, against the members of Mavenir’s Board of Directors (the “Board” or the “Individual Defendants”) for breaching their fiduciary duties. Plaintiffs’ Amended Complaint further alleges that Mitel Networks Corporation (“Mitel”) and its wholly owned subsidiary Roadster Subsidiary Corporation (“Merger Sub”, collectively “Mitel”) along with the Company’s financial advisor Morgan Stanley & Co. LLC (“Morgan Stanley”) (the Individual Defendants (defined below), Mitel and Morgan Stanley, are collectively, the “Defendants”) aided and abetted in those breaches of fiduciary duty, in connection with Mitel’s proposed acquisition of Mavenir, as detailed herein (the “Proposed Transaction” or “Merger”).

2. This action seeks to enjoin the Proposed Transaction announced on March 2, 2015, pursuant to which Mitel will acquire the outstanding shares of Mavenir in a deal valued at approximately $560 million, with each Mavenir stockholder entitled to elect to receive either all-cash or cash and stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 in cash (the “Merger Consideration”) based on the closing price of a Mitel common share on February 27, 2015, upon consummation of the Merger. The cash component of the Merger Consideration is calculated as the sum of (A) $11.08 plus (B) the product of 0.675 multiplied by the average of the volume weighted average price per Mitel common shares on the NASDAQ on each of the ten consecutive trading days ending with the complete trading day immediately prior to the first time Merger Sub accepts any Mavenir shares for payment pursuant to the Proposed Transaction.

3. In pursuing the Proposed Transaction, each member of the Board, with the help of Morgan Stanley and/or Mitel, violated applicable law by directly breaching fiduciary duties of loyalty and care owed to Plaintiff and the proposed

Class (defined below). The Proposed Transaction is subject to entire fairness review because a conflicted board retained a conflicted financial adviser to negotiate a sale of the Company, which numerous analysts have recognized was at an unfair price. As described below, both the value to Mavenir public stockholders contemplated in the Proposed Transaction and the process by which Defendants consummated the Proposed Transaction are not entirely fair to Plaintiff and the other public stockholders of the Company. As such, the Individual Defendants breached their fiduciary duties to Mavenir’s public stockholders and violated applicable legal standards governing the Individual Defendants’ fiduciary duties.

4. As recently as March 20, 2014, Mavenir’s stock closed at $18.63 (above the implied transaction price). Analysts repeatedly stressed that Mavenir was a stock for the “patient investor,” and on February 27, 2015, a Cower and Company analyst placed a $24.00 price target on Mavenir, a whopping 33.8% above the implied $17.94 Merger Consideration. Mitel now seeks to take advantage of the impatient investor including several large hedge funds that have the option to either obtain immediate liquidity and reap a short-term return of roughly 80% on their investment in Mavenir since its initial public offering in November 2013 or take the partial stock consideration and sell their Mitel shares without the scrutiny associated with the public disclosure obligations of a greater than 5% stockholder.

5. Mavenir’s Board also retained the highly conflicted financial advisor, Morgan Stanley, which was motivated to consummate a transaction at any price. Morgan Stanley has strong ties to Mitel. Most troubling, in its February 5, 2014 Schedule 13D Morgan Stanley reported that it beneficially held 3,874,330 shares of Mitel stock (3.9%). Morgan Stanley’s substantial stock holdings of Mitel stock rendered it incapable of serving as a financial adviser to Mavenir. In addition, on or around August 2007 Morgan Stanley helped Mitel finance its $723 million merger with Inter-Tel. Morgan Stanley’s own analyst reports also cut against the Merger. Its January 13, 2015 analyst report predicted that Mavenir’s stock could go as high as $28.00 within the year, and a May 8, 2014 Morgan Stanley analyst report placed a $20.00 price target on the Company. Mavenir’s financial advisor further ignored the data underlying its own analysis, which demonstrates the proposed transaction substantially undervalues Mavenir.

6. To further ensure a successful transaction at the inadequate Merger Consideration, the Mavenir Board greased the palms of management. While negotiations over price and critical terms of the Merger Agreement were ongoing, the Company’s CEO and Director, Defendant Pardeep Kohli (“Kohli”), who spearheaded and controlled the entire process for Mavenir, negotiated for himself and other corporate insiders lucrative positions in the post-merger entity. Additionally, rather than negotiate for a higher offer price, for the benefit of

Mavenir stockholders, Defendant Kohli negotiated for himself and other members of the management team substantial retention packages as well as amended employment agreements. Such packages and agreements provide Kohli and the corporate insiders with considerable financial benefits – benefits not available to the Class. Kohli’s lack of vigor in the sale process is demonstrated by the fact that not only was Mitel the only buyer to make an offer for Mavenir, but the Board ignored likely interested parties and waited until the 11th hour to contact most of the potential purchasers other than Mitel.

7. Notwithstanding these troubling conflicts of interest permeating the Company’s Board, Mavenir inexplicably failed to create any type of special committee to steer the sales process in a way that maximized stockholder value.

8. Then on February 28, 2015, to ensure a fait accompli, Mitel entered into a tender support agreement with North Bridge Venture Partners (“North Bridge”), Austin Ventures VIII, L.P. (“Austin Ventures”), Alloy Ventures 2005, L.P. (“Alloy Ventures”) and August Capital V. Special Opportunities, L.P. (“August Capital”) (collectively, the “Locked Up Stockholders”), which guarantee that 45% of Mavenir’s stock is tendered in favor of the Proposed Transaction. Pursuant to the terms of the tender support agreements, even if the Mavenir Board changes it recommendation and no longer supports the proposed transaction the

Locked Up stockholders are still required to tender half their shares in favor of the Proposed Transaction.

9. The Locked Up Stockholders’ interests are not aligned with other Mavenir stockholders because the Locked Up Stockholders hold such a sizable position in the Company, and the Proposed Transaction is their only opportunity to obtain immediate liquidity. Furthermore, even if each of the Locked Up Stockholders did not seek cash for their shares, following the proposed transaction their respective ownership in the post-merger entity would fall below 5%, meaning they could sell their shares without the scrutiny of the public markets. Since representatives of the Locked Up Stockholders, Board members Defendants McCarthy (General Partner of North Bridge), Shamapant (General Partner of Austin Ventures), Hanafi (General Partner of Alloy Ventures), and Mehra (Partner of August Capital), have conflicts of interest with respect to the Proposed Transaction and hold a majority of the seats on Mavenir’s Board, the transaction is subject to the exacting entire fairness standard of review.

10. The Proposed Transaction is also subject to unfair deal protection provisions, which have been agreed to by the Board, that deny stockholders the opportunity of a better price. Specifically, the February 28, 2015 Merger Agreement (“Merger Agreement”) provides for: (i) a “no-solicitation” provision prohibiting the Company from properly shopping itself; (ii) a four (4) business-day

“matching rights” period during which Mitel can fully evaluate and match any superior proposal received by the Company; (iii) a termination fee of $20,625,000 payable to Mitel if the Company terminates the Merger Agreement to pursue another offer; and (iv) a “Top-Up Option” to help ensure Mitel is able to complete the Proposed Transaction if less than 90% of Mavenir stockholders tender their shares.

11. Importantly, because Mavenir has 270,920,786 authorized, but unissued shares,1 Mitel can use the Top-Up Option to complete the transaction as long as the Merger Agreement’s Minimum Condition is satisfied. Accordingly, the Schedule 14D-9 recommendation statement Mavenir filed with the Securities and Exchange Commission on April 1, 2015 (the “14D-9”), notes that the “Minimum Condition to the Offer will be satisfied if approximately 8.7% of the outstanding Shares not held by the [Locked up] Stockholders are validly tendered and not withdrawn.”

12. Notably, although Mitel reached an agreement with most of Mavenir’s largest stockholders to lock-up 45% of Mavenir’s stock, the 14D-9 makes no reference to any discussions between Mitel or Mavenir and Wellington Management Group LLP (“Wellington”). It is highly unlikely neither Mitel nor Mavenir had discussions with Wellington regarding whether it will support the

[1]	Mavenir has 29,079,214 shares issued and outstanding.

transaction as it holds 2,756,253 shares (9.5%) of Mavenir’s stock and as recently as December 31, 2013 held 2.89% of Mitel’s stock.2 In fact, a significant Mitel stockholder would be the logical first stockholder for Mitel to attempt to lock-up. If Wellington tenders its stock in favor of the proposed transaction the Minimum Condition will be satisfied and the approval of the transaction is a foregone conclusion.

13. In agreeing to these provisions, each member of Mavenir’s Board violated applicable laws by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty and care.

14. Defendants further breached their fiduciary duties to Mavenir stockholders on April 1, 2015 when Mitel filed its Offer to Purchase contained in a Schedule TO and Mavenir filed the 14D-9 recommending that Mavenir stockholders tender their shares into the tender offer, which is scheduled to expire on April 28, 2015, unless extended. However, as described herein, the 14D-9 fails to disclose material information to the Company’s stockholders, in breach of the Individual Defendants’ duty of candor.

15. As such, as described below, both the value to Mavenir stockholders contemplated in the Proposed Transaction and the process by which Defendants seek to consummate the Proposed Transaction are fundamentally unfair to Plaintiff

[2]	As of December 31, 2014, Wellington held 448,470 shares of Mitel stock.

and the other public stockholders of the Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Mavenir stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

PARTIES

16. Plaintiff has been a stockholder at all times relevant hereto and currently is a stockholder of Mavenir.

17. Non-Party Mavenir is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 1700 International Parkway, Suite 200, Richardson, Texas 75081. Mavenir is, and at all relevant times hereto was, listed and traded on the New York Stock Exchange under the symbol “MVNR.” Mavenir is a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver internet protocol (“IP”) based voice, video, rich communications and enhanced messaging services to its subscribers globally. Mavenir’s solutions deliver Rich Communication Services (“RCS”), which enable enhanced mobile communications, such as group text messaging, multi-party voice or video calling and live video streaming as well as the exchange of files or images, over existing 2G and 3G networks as well as next generation 4G Long Term Evolution (“LTE”) networks. Mavenir’s solutions also deliver voice services over LTE technology and wireless (“Wi-Fi”) networks, known respectively as Voice over LTE (“VoLTE”) and Voice over Wi-Fi (“VoWi-Fi”). Mavenir enables mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs. Mavenir’s mOne® Convergence Platform has enabled MetroPCS (now part of T-Mobile), a leading mobile service provider, to introduce the industry’s first live network deployment of VoLTE and the industry’s first live deployment of next-generation RCS 5.

18. Defendant Mitel is a Canadian corporation headquartered at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7. Mitel is a global provider of business communications and collaboration software, services and solutions that address the needs of businesses of any size, from the smallest company to the largest enterprise. Mitel’s vision and mission is to become the premier business communications and collaboration company by delivering solutions that enable its customers to communicate, collaborate, and conduct business — anywhere, over any medium, with the device of their choice.

19. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Mitel created to effectuate the Proposed Transaction.

20. Defendant Kohli has served as the Company’s Chief Executive Officer (“CEO”) and Director since July 2006. On February 23, 2015, the Board’s

Compensation Committee approved the entry into an amended and restated executive employment agreement with Kohli. The amended employment agreement significantly increases the benefits Kohli will receive if the Proposed Transaction is completed. In the event of a change in control, Kohli’s amended employment agreement provides for continuing severance and health benefits for 18 months, as opposed to the 6 months of severance and health benefits under the prior agreements, and the full payment of Kohli’s target bonus amount for the year of the change in control.

21. Defendant Benjamin L. Scott (“Scott”) has served as a member of the Company’s Board since August 2007 and as Chairman of the Board since October 2007. From May 2002 until June 2009, Scott served as a Venture Partner with Austin Ventures. Austin Ventures has agreed to tender all its shares in favor of the Proposed Transaction.

22. Defendant Venu Shamapant (“Shamapant”) has served as a member of the Company’s Board since April 2006. Shamapant joined Austin Ventures in 1999 and has been a General Partner of Austin Ventures since 2005. Austin Ventures has agreed to tender all its shares in favor of the Proposed Transaction.

23. Defendant Jeffrey P. McCarthy (“McCarthy”) has served as a member of the Company’s Board since April 2006. Since December 1998, McCarthy has served as a General Partner of North Bridge. North Bridge has agreed to tender all its shares in favor of the Proposed Transaction.

24. Defendant Ammar H. Hanafi (“Hanafi”) has served as a member of the Company’s Board since February 2007. Hanafi has been a General Partner of Alloy Ventures since February 2005. Alloy Ventures has agreed to tender all its shares in favor of the Proposed Transaction. In addition, Hanafi previously held positions at the Board’s financial advisor, Morgan Stanley.

25. Defendant Vivek Mehra (“Mehra”) has served on the Company’s Board since May 2011. Mehra also has been a partner with August Capital since February 2003. August Capital has agreed to tender all its shares in favor of the Proposed Transaction.

26. Defendant Hubert Depesquidoux has served on the Company’s Board since January 2012.

27. Defendants set forth in paragraphs 20 to 26 above are referred to herein as the “Board” or the “Individual Defendants.” By virtue of their positions as directors and/or officers of Mavenir, the Individual Defendants are in a fiduciary relationship with Plaintiff and other public stockholders of Mavenir.

28. All of the Individual Defendants stand to receive lucrative payouts upon the consummation of the Proposed Transaction as the result of the acceleration of their unvested stock options and RSUs. Under the terms of the

Merger Agreement, all vested and unvested stock options and RSUs will be cancelled upon the consummation of the Proposed Transaction, entitling the holders to receive the full value for each RSU or stock option.

29. Defendant Morgan Stanley is an investment banking firm with its principal offices located at 200 West Street, New York, NY 10282. Morgan Stanley served as, among other things, the financial advisor to Mavenir in connection with the Proposed Transaction. As of December 31, 2013, Morgan Stanley beneficially held 3,874,330 shares of Mitel stock (3.9%). In addition, in or around August 2007 Morgan Stanley helped Mitel finance its $723 million merger with Inter-Tel.

30. Collectively, the Individual Defendants, Mitel, Merger Sub and Morgan Stanley are referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to stockholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public stockholders.

32. In accordance with the Board’s duties of loyalty, the Individual Defendants, as officers and/or directors of Mavenir, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

33. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty and care owed to Plaintiff and other public stockholders of Mavenir.

FACTUAL ALLEGATIONS

A. Mavenir’s Background and The Proposed Transaction

34. Mavenir was incorporated under the laws of Texas in August 2005, and subsequently incorporated under the laws of the state of Delaware in March 2006. Mavenir went public in November 2013 and trades on the New York Stock Exchange under the ticker symbol “MVNR.”

35. Mavenir provides software-based networking solutions that enable mobile service providers to deliver next generation services over 4G LTE networks. Mavenir has a fully virtualized end to end portfolio of Voice/Video, Messaging and Mobile Core products that include IP Multimedia Subsystem, Evolved Packet Core and Session Border Controller. Mavenir’s solutions, based on the award-winning mOne® software platform, leverage NFV and SDN technologies for deployments on cloud-based infrastructure.

36. On March 2, 2015, Mavenir and Mitel announced that they entered into the Merger Agreement, pursuant to which Mitel would acquire all the outstanding shares of Mavenir through a tender offer by which each Mavenir stockholder is entitled to elect to receive either all-cash or cash and stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 in cash based on the closing price of a Mitel common share on February 27, 2015, upon consummation of the Merger. The cash component of the Merger Consideration is calculated as the sum of (A) $11.08 plus (B) the product of 0.675 multiplied by the average of the volume weighted average price per Mitel common shares on the NASDAQ on each of the ten consecutive trading days ending with the complete trading day immediately prior to the first time Merger Sub accepts any shares for payment pursuant to the Proposed Transaction.

37. The Proposed Transaction structure is depicted in the chart below:

38. The March 2, 2015 press release stated in relevant part that:

BARCELONA, Spain – March 2, 2015 – Mitel® (Nasdaq:MITL) (TSX:MNW), a global leader in business communications, and Mavenir Systems (NYSE:MVNR), a leading provider of software-based networking solutions for mobile carriers, today announced that that they have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Mavenir common stock in a cash and stock deal valued at approximately $560 million. Under the terms of the merger agreement, Mitel will commence an exchange offer pursuant to which Mavenir stockholders will be entitled to elect to receive either all-cash or all-stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 based on the closing price of a Mitel common share on February 27, 2015.

Capitalizing on growth as markets converge around enterprise and mobile IP unified communications

The transition to LTE has hit an inflection point, with carriers around the world beginning to transition to all-IP 4G mobile, unlocking the potential for more efficient delivery of high quality voice services, new rich communications services, and new revenue sources for mobile carriers. With the acquisition of Mavenir, Mitel expects to expand its total addressable market by approximately $14B by 2018*, and be well positioned to capitalize on increasing demand for 4G LTE services, which is growing at approximately 52% annually (CAGR). *Source: DellOro, Infonetics, Markets&Markets.

“Mitel is a leader in enterprise and cloud communications, markets in which mobility is becoming increasingly influential. With wireless adoption of IP and 4G LTE and demand for next gen mobile services ramping quickly, we see a compelling opportunity to capitalize on a major market transition to add a high-growth mobile business to Mitel,” said Rich McBee, President and CEO of Mitel. “We believe the combination of Mitel and Mavenir creates a powerful new value proposition for enterprises and mobile service providers, using a common IP technology layer as the foundation for convergence, growth and competitive differentiation.”

With an established footprint of over 130 mobile customers including 15 of the top 20 mobile carriers worldwide, Mavenir is a leader in 4G LTE mobile solutions helping to define the market with a series of industry firsts, including: the world’s first live network deployments of Voice over LTE (VoLTE) and RCS5 with MetroPCS (now T-Mobile); the first mobile network deployment of IMS-based VoWi-Fi (Wi-Fi calling) with T-Mobile US; and the first implementation of Virtualized RCSe with Deutsche Telekom. The deal provides Mavenir the financial and operational footprint to drive further market expansion of the company’s award-winning mobile solutions.

“The move to all-IP LTE mobile networks has created a unique opportunity for service providers to leverage a converged all-IP network to offer feature-rich business and consumer communication services to any device, anywhere, on any access network,” said Pardeep Kohli, President and CEO, of Mavenir. “We believe that the combined company is ideally positioned to capitalize on the trends within the communications industry today; namely, the convergence across enterprise and mobile networks to all-IP technologies, and the transition to cloud-based unified communications telephony and software-defined virtualized infrastructure.”

Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. Pardeep Kohli will join Mitel in the role of President, Mavenir, reporting to Rich McBee.

Transaction Details

In connection with the execution of the merger agreement, certain of Mavenir’s significant stockholders, who collectively hold approximately 45% of the outstanding shares of Mavenir common stock, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer. Mitel intends to finance the cash portion of the consideration for the acquisition, and the refinancing of its existing credit facilities and those of Mavenir, using a combination of cash on hand and proceeds from new senior secured credit facilities (which will consist of a senior secured term loan and revolving credit facility), and has received financing commitments from BofA Merrill Lynch and Credit Suisse AG of approximately $700 million in the aggregate. Closing of the transaction is subject to Mavenir stockholders having tendered shares representing at least a majority of the outstanding shares of Mavenir common stock on a fully diluted basis, certain regulatory and stock exchange approvals and other customary conditions. Upon completion of the exchange offer Mitel expects to complete a short-form merger, which will not require approval of Mavenir’s stockholders, to cancel any shares of Mavenir common stock not tendered to its offer in exchange for the merger consideration. The transaction will not require approval of Mitel’s shareholders and is expected to be completed in the second quarter of 2015.

B. The Proposed Transaction Undervalues Mavenir Shares

39. The consideration offered to Mavenir stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Mavenir common stock is materially in excess of the amount offered. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public stockholders because those stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

40. Mavenir has reported consecutive quarters of tremendous growth and increased expectations for future growth. Indeed, Mavenir expects its global market to rapidly expand in the near future as depicted in the below chart.

41. Since 2014, Mavenir has acquired Stoke, Inc. and Ultimcom, Inc. Both of these acquisitions positioned Mavenir for aggressive growth as explained in the chart below.

42.	On February 26, 2015 Mavenir announced strong fourth quarter financial results. Mavenir’s quarterly revenue of $33.7 million was an increase of 24% compared to the fourth quarter of 2013. Mavenir’s annual revenues of $129.8 million were a 28% year over year increase.

43.	Numerous analysts agree that the Merger Consideration in connection with the Proposed Transaction is inadequate.

44.	Following Mavenir’s announcement of fourth quarter and year end results Cowen placed a $24.00 price target on Mavenir which it claimed “could prove conservative.” The Cowen analyst went on to explain:

GM: Strong CY15 Guidance Suggests Progression Ahead of Our Expectations MVNR’s CY15 GM guidance and commentary suggest [there is] upside to our previous GM and EPS forecasts for CY16; accordingly, we have increased our GM and EPS forecasts. MVNR reiterated its 62-65% CY15 guidance that it offered on its 1/16/15 “pre-announcement” and “high 60s – low 70s”

long-term gross margin target. We and consensus previously forecast 61.0% and 62.4%, respectively. The re[a]l strength is primarily driven by expected higher sw license and product rev contribution in CY15. We have increased our CY15 and CY16 GM forecasts by almost 200 and almost 400 bps, respectively.

VoLTE: Two New Wins, Two Ongoing Deployments, Add’l Roll-Outs on Track We continue to see an eventual ramp in VoLTE subscriber licenses driving an inflection in rev growth. While timing remains hard to pinpoint, the quarter offered some positive datapoints as to magnitude and timing of the VoLTE opportunity. These include two new VoLTE wins, bringing total VoLTE wins to 17; two deployments expected to commence in 1Q15; unchanged expectation for several add’l deployments to commence by end of CY15 with several SPs expected to clarify their launch strategy at the MWC conf in Barcelona the week of March 1st; a decrease in trial/testing time to 6 months from 18 – 24 months a year ago. As set forth in our note. “VoLTE Alone Should Drive Significant Rev Upside Over Time,” dated 10/7/14, we estimate that MVNR’s existing VoLTE customers ultimately could drive in the hundreds to as much as over $1 bln of incremental rev over the long-term. Appearing to reflect the aggressive roll-out of VoLTE by T-Mobile US and the delays in VoLTE roll-outs by MVNR’s European wireless customers, in 4Q14 Americas rev increased Y/Y by ~ 100% while EMEA rev declined Y/Y and Q/Q by ~ 50%.

45. In addition, both analysts for Deutsche Bank and Wunderlich Securities placed $18 price targets (again, above the implied Merger Consideration) on Mavenir after the announcement of Mavenir’s fourth quarter 2014 results. The Deutsche Bank analyst report noted that Mavenir was:

[a] stock for the patient investor; maintain our positive outlook While we acknowledge near-term detractors to earnings beats such as a higher than expected opex burn – impacting the near-term EPS outlook, a key basis for our Buy rating on the stock is our view that MVNR is solidly positioned in multi-year 4G services rollouts such as VoLTE/WiFi and next-gen messaging services at major US, European, and APAC telcos – which is the key driver for fundamental upside to the CY15/16 consensus view. In our view, the risk/reward setup is favorable – stock trading at ~21x FY16e for appx +20% topline CAGR; consensus view –with potential for +10% of MVNR’s appx 600M telco user base to be VoLTE enabled over the next few years.

46. However, rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Mitel and to the detriment of the Company’s stockholders, by entering into the Proposed Transaction for inadequate consideration. Indeed, the Proposed Transaction places a cap on the Company’s value at a time when Mavenir is poised for tremendous growth.

47. Additionally, as recently as February 27, 2015, a Cower and Company analyst placed a $24.00 price target on Mavenir, a whopping 33.8% above the implied $17.94 Merger Consideration. Thus, contrary to Defendants’ recommendations to the Company’s stockholders and their public assertions following the announcement of the Merger, the Merger Consideration is wholly inadequate and does not compensate stockholders for their investments in the Company.

48. Also, the Board failed to obtain any collar on the proposed transaction, exposing Mavenir stockholders to potential drops in Mitel’s stock. The failure to obtain a collar is particularly troubling here, as Mitel’s stock has been very volatile and has experienced numerous substantial drops in value over the prior year as depicted in the below chart:

49. The Merger Consideration is particularly inadequate because it fails to compensate Mavenir stockholders for the significant synergies created by the Merger. Indeed, Mitel expects to benefit from Mavenir’s advanced products and solutions and expects the Merger to be accretive to earnings per share. Recognizing the tremendous benefit of acquiring Mavenir, Mitel reported: “[w]ith the acquisition of Mavenir, Mitel expects to expand its total addressable market by approximately $14B by 2018, and be well positioned to capitalize on increasing demand for 4G LTE services, which is growing at approximately 52% annually (CAGR).”

50. Further commenting on the synergies that Mitel stands to obtain from the Merger, Mitel’s CEO, Rich McBee (“McBee”), stated: “We believe the combination of Mitel and Mavenir creates a powerful new value proposition for enterprises and mobile service providers, using a common IP technology layer as the foundation for convergence, growth and competitive differentiation.”

51. The analysis of Mavenir’s own financial advisor, Morgan Stanley, demonstrates the Proposed Transaction substantially undervalues Mavenir. The midpoint of Morgan Stanley’s DCF analysis using Mavenir’s 32% Growth / 20% Margin Case Projections suggests an implied value of $22.38, 24.7% above the implied merger consideration of $17.94 and its DCF utilizing Mavenir’s 36% Growth / 27% Margin Case Projections suggests a value of $29.63, a whopping 65.2% above the implied merger consideration. Morgan Stanley then attempted to manipulate it analysis by suggesting the Board ignore its DCF analysis and instead focus on other less reliable methodologies. However, Morgan Stanley manipulated its comparable companies’ analysis to justify the proposed transaction consideration. In particular, Morgan Stanley unreasonably selected the range of

AV/2015 Revenue multiples of 2.0x to 2.8x even though the mean multiple was 4.0x (42.9% higher than the high end of Morgan Stanley’s range) and the median multiple was 3.6x (28.6% higher than the high end of Morgan Stanley’s range). Accordingly, even Mavenir’s own financial advisor could not reasonably have concluded the transaction was entirely fair to Mavenir’s stockholders.

52. Mavenir’s public stockholders have a right to receive consideration that appropriately accounts for the full and true value of the Company’s long-run growth. However, the Proposed Transaction, as currently structured, deprives the Company’s public stockholders of the full and true value of their investments in the Company. Having failed to maximize the sale price for the Company, members of the Board breached the fiduciary duties they owe to the Company’s public stockholders.

C. The Flawed Process Leading Up To The Proposed Transaction

53. The Proposed Transaction is the product of an utterly flawed process that involved only one single bidder with absolutely no actual canvassing of the market. Additionally, the Board failed to secure a go-shop provision in the Merger Agreement thereby locking up the deal with Mitel for inadequate consideration and failed to contact likely interested parties identified by Mavenir during the sales process. Moreover, notwithstanding the apparent conflicts of interest permeating the Company’s Board, Mavenir failed to create any type of special committee to steer the sales process in a way that maximized stockholder value.

54. Although the Board has a duty to act reasonably under the circumstances and reasonably inform themselves of the Company’s true value, the Board took no substantive steps to educate itself on the intrinsic value of Mitel. While in the midst of its sales process with Mitel, while price was being negotiated, the Board expressed that it had considerable doubts regarding the accuracy of the Company’s projections which were prepared in January and again in February of 2015. Critically, both sets of these reportedly dubious projections were given to Morgan Stanley and served as the basis of Morgan Stanley’s valuation of Mavenir.

55. Rather than directing management to prepare updated and accurate projections, which Morgan Stanley could use to derive an accurate assessment of Mavenir’s true value, the Board merely discounted the most critical valuation analyses prepared by Morgan Stanley and remained wholly ignorant of the Company’s actual value. In fact, the 14D-9 shows that almost all of the methodologies used by Morgan Stanley in their financial analysis relied on these allegedly inaccurate projections. Tellingly, the use of these allegedly questionable projections yielded a valuation for the Company that was materially in excess of the Merger Consideration ultimately agreed upon. Such a failure to inform themselves of the Company’s value is a blatant breach of the Individual Defendants’ fiduciary duties to Mavenir stockholders.

56. The process to sell the Company began in August 2014 when, without prior notice to or approval from the Board, Mavenir’s CEO and Director, Defendant Kohli, met with Mitel’s CEO McBee to discuss a potential transaction between the companies. Defendant Kohli then participated in subsequent meetings with Mitel regarding a potential acquisition, without prior authorization from the Board.

57. After showing initial weakness and a willingness to be acquired, the Company proceeded to engage in substantive negotiations solely with Mitel and refused to initiate any real sales process, pre-market check or even attempt to solicit third-parties who may actually be interested in a potential transaction with Company. Indeed, the Board and Morgan Stanley actually compiled a list of potential third-party bidders who had concrete and substantial interests in acquiring Mavenir; however, the Board repeatedly directed Morgan Stanley not to contact those parties. As such, the Board’s outreach was wholly ineffective and failed to elicit any competitive bidding for the Company.

58. Instead of soliciting third-parties who may actually have had a real interest in a potential transaction with the Company, the Board stubbornly and tellingly continued to repeatedly contact parties who had clearly expressed no interest in a transaction with Mavenir. This half-hearted attempt to contact third-parties demonstrates that the Board’s alleged pre-signing “market check” was purely superficial and rather insincere. By failing to contact third-party suitors who would have a potentially legitimate interest in acquiring the Company, the Board failed to gauge market interest and determine if a higher proposal could be obtained for the Company.

59. In December 2014, Mitel submitted a non-binding proposal to acquire Mavenir for $16 per share, consisting of mixture of cash and stock (the “December Proposal”). On January 7, 2015, the Board responded to Mitel stating that the December Proposal was inadequate and that Mavenir “required a higher price of at least $20.00 per share.”

60. However, only a few days later, the Board suddenly and inexplicably changed its mind and decided that it would proceed with discussions with Mitel at $18 per share. Encouraged by the Board’s propensity to bargain against itself, the next day, Mitel quickly submitted a revised non-binding proposal to acquire Mavenir for $18.00 per share, consisting of mixture of cash and stock, without a go-shop provision, which Mitel stated was its “best and final offer” (the “January Proposal”). After a telephonic conversation between Board members discussing the January Proposal and the $18.00 per share self-imposed price ceiling, the

Board decided that it would proceed in a transaction with Mitel at the wholly inadequate price of $18.00 per share.

61. Critically, while negotiations over merger price and critical terms of the Merger Agreement were ongoing, Defendant Kohli, who controlled the entire process for Mavenir, was simultaneously negotiating for himself and other corporate insiders, lucrative positions at Mitel after the close of the Merger. Indeed, rather than negotiating for a higher offer price for the benefit of Mavenir stockholders, Kohli secured for himself and other members of management substantial retention packages as well as amended employment agreements. Such packages and agreements provide Kohli and the corporate insiders with considerable financial benefits – benefits not available to the Class.

62. Then, to add insult to injury, on February 27, 2015, Mitel informed Defendant Kohli, that it would be reducing its offer price by $0.14 to $17.86 per share. After some protest from the Board, Mitel conceded that it would only be reducing its already inadequate offer price by $0.06 to $17.94 per share. Since Defendant Kohli and other members of the Board already secured substantial benefits for themselves, benefits which were completely contingent upon consummation of a transaction with Mitel, the Board capitulated to Mitel and agreed to sell the Company for the inadequate $17.94 Merger Consideration, a price that was even lower than the previously agreed upon inadequate price.

63. Notwithstanding such apparent conflicts of interest that permeated the sales process, the Board failed to create any type of special committee to steer the process in a way that maximized stockholder value. Rather than guard the interests of Mavenir stockholders, Defendants permitted Kohli to dominate the entire process leading up to the Proposed Transaction and negotiate all relevant terms of the Merger Agreement, to the detriment of Mavenir stockholders.

64. Additionally, Mavenir’s Board also retained the highly conflicted financial advisor, Morgan Stanley which was motivated to consummate a transaction at any price. Morgan Stanley has strong ties to Mitel. Most troubling, in its February 5, 2014 Schedule 13D Morgan Stanley reported that it beneficially held 3,874,330 shares of Mitel stock (3.9%). Morgan Stanley’s substantial stock holdings in Mitel stock rendered it incapable of serving as a financial adviser to Mavenir. In addition, on or around August 2007 Morgan Stanley helped Mitel finance Mitel’s $723 million merger with Inter-Tel.

65. Having failed to maximize the sale price for the Company or engage in an entirely fair transaction, members of the Board breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Mavenir common stock in the Proposed Transaction.

D. The Merger Agreement Is Improperly Structured

66. In addition to failing to engage in a fair and reasonable sales process, the Individual Defendants, driven by their own personal interests, agreed to certain onerous and preclusive deal protection devices that operate conjunctively to lock-up the Proposed Transaction and ensure that no competing offers for the Company will emerge.

67. For example, § 6.01 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company representatives from attempting to procure a price in excess of the amount offered by Mitel. It further demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

68. In addition, pursuant to §6.02 (b) of the Merger Agreement, if the Company so much as receives an inquiry from an unsolicited bidder that may lead to a superior proposal, it must notify Mitel within twenty-four (24) hours of the identity of the bidder and the material terms of the proposal, prior to taking action pursuant to the competing proposal.

69. Moreover, § 6.02(b) of the Merger Agreement severely limits the Board’s ability to recommend any competing bid and provides that Mitel has at least four (4) business days to submit a superior offer. Mitel is thus able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, including the identity of the third-party bidder, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

70. The Merger Agreement gives Mitel access to any rival bidder’s information and provides Mitel with a superior bargaining position to any competitive bidder. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly ensures that any “auction” will favor Mitel and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

71. Moreover, pursuant to § 10.03 of the Merger Agreement, the Company has agreed to pay an improper termination fee of $20,625,000 payable to Mitel in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer.

72. Pursuant to § 2.05 of the Merger Agreement, if less than 90% of Mavenir’s stockholders tender their shares, Mitel can use the Top-Up Option to ensure it obtains more than 90% of Mavenir’s shares. Because Mavenir has 270,920,786 authorized, but unissued shares, Mitel can use the Top-Up Option to complete the transaction as long as the Merger Agreement’s Minimum Condition is satisfied. This means as long as 8.7% of Mavenir’s stockholders other than the Locked Up Stockholders support the transaction it will be approved. Notably, conflicted members of Mavenir management hold 0.8% of Mavenir’s outstanding shares so Mitel only needs 7.9% of the remaining stockholders to tender their shares for it to be approved. Critically absent from the 14D-9 is any indication of whether Wellington has agreed to support the transaction. If that occurs, then even without the support of conflicted management the transaction will be approved.

73. The Individual Defendants also chose to structure the Proposed Transaction as a tender offer. This structure greatly increases the chances of consummating the Proposed Transaction and leaves stockholders with minimal time to effectively challenge the deal.

74. Ultimately, these preclusive deal protection devices restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

75. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

E. The Materially Misleading and Incomplete Registration Statement

76. On April 1, 2015, Mavenir filed its 14D-9, which fails to disclose material information necessary for a reasonable stockholder to make an informed decision on whether to tender their shares into the Merger or seek appraisal rights.

i.	Material Omissions and Misrepresentations Concerning the Background of the Proposed Transaction

77. The 14D-9 omits several important details concerning the process leading up to the signing of the Merger Agreement. Most importantly, the 14D-9 omits any discussions between either Mitel or Mavenir and Wellington, and does not indicate whether Wellington informed either Mitel or Mavenir that it intends to support the transaction. This is particularly important because if Wellington supports the transaction it will be approved absent a change in recommendation by the Board.

78. Further, the 14D-9 fails to disclose whether any non-disclosure agreements still in effect following the execution of the Merger Agreement contained a “Don’t Ask Don’t Waive” standstill provision.

79. As previously discussed, the 14D-9 fails to disclose why management did not provide the Board “accurate” projections upon which Morgan Stanley could have relied upon for its financial analysis. Stockholders are entitled to disclosure of management’s best estimates of Mavenir’s anticipated financial performance.

80. Each of the above referenced omissions are material because they directly relate to the process the Board took to maximize stockholder value and whether the Board inappropriately steered the process toward a deal with Mitel to the detriment of the Company’s stockholders.

81. The 14D-9 fails to explain why its disclosed 31.1 million shares outstanding differs from the 32.73 million (rounded) figure on the cover of the Schedule TO filed the same day.

ii.	Materially Incomplete and Misleading Disclosures Concerning Morgan Stanley’s Financial Analysis

82. Additionally, the 14D-9 omits several important details concerning the financial analysis undertaken by Morgan Stanley in support of its fairness opinion.

83. With respect to the Public Trading Valuation Analysis referenced on pages 33-34, the 14D-9 fails to disclose: (i) the multiples observed for each company in the analysis; (ii) whether Morgan Stanley considered any other metrics besides AV/2015 Revenues; and (iii) the basis for selecting the representative range multiples of 2.0x to 2.8x for the Company, especially since such a range is substantially below both the mean and the median multiple observed for the comparable companies in the analysis. The multiples for each company are also material because Morgan Stanley concedes that “[m]athematical analysis (such as determine the mean or median) is not in itself a meaningful method of using selected company data.” Stockholders are entitled to all of the multiples so the information is meaningful.

84. With respect to the Discounted Cash Flow Analysis referenced on page 36, the 14D-9 fails to disclose: (i) the definition of “future cash flows” used in the analysis; (ii) the rationale for selecting a terminal EBITDA value range of 8.0x to 10.0x; (iii) the judgments and assumptions made by Morgan Stanley in selecting the discount rate range of 9.2% to 11.2%, including how it calculated the estimated weighted average cost of capital.

85. With respect to the Precedent Transactions Analysis referenced on pages 36-37, the 14D-9 fails to disclose why Morgan Stanley did not actually perform a Precedent Transactions Analysis, but instead performed a “Premiums Analysis” and only titled it the “Precedent Transactions Analysis.”

86. With respect to its Discounted Equity Value Analysis, the 14D-9 fails to indicate the basis for the assumed terminal EBITDA multiples. This is particularly important, because according to the 14D-9 the EBITDA multiples were not examined in Morgan Stanley’s analysis of public companies or precedent transactions. Moreover, the 14D-9 fails to explain the rationale for selecting different ranges of EBITDA multiples for each of 2017, 2018, and 2019 EBITDA figures. This is important because the multiples were applied in each case on a one-year forward basis and there should not have been a need to adjust the ranges downward year by year similar to Morgan Stanley’s analysis of Mitel.

87. With respect to the Discounted Cash Flow Analysis of Mitel, the 14D-9 does not indicate whether stock-based compensation was treated as a cash expense consistent with the definition of unlevered free cash flows disclosed in the 14D-9.

88. The Discounted Cash Flow analysis further fails to disclose how Morgan Stanley treated Mavenir and Mitel’s net-operating loss carryforwards (“NOLs”). This is material because as of December 31, 2014, Mavenir had U.S. NOLs of $115.0 million and total foreign NOLs of $18.3 million. In addition, as of December 31, 2014, Mitel had tax credits of $58.1 million.

89. The 14D-9 also fails to disclose whether Morgan Stanley continues to own Mitel stock and if so the amount of its investment.

90. Absent the material information set forth above, Mavenir shareholders do not have sufficient information to make a fully-informed decision whether to tender their shares. Accordingly, Plaintiff requests injunctive relief to remedy this irreparable harm.

CLASS ACTION ALLEGATIONS

91. Plaintiff brings this action for himself and on behalf of all holders of Mavenir common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any defendant.

92. This action is properly maintainable as a class action.

93. The Class is so numerous that joinder of all members is impracticable.

According to the Company’s filings, there were more than 28.9 million shares of Mavenir common stock outstanding as of the close of business on February 26, 2015.

94. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, due care, good faith, and candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants will disclose all material information to the Company’s public stockholders;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(d) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(e) whether Mitel and/or Morgan Stanley aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(f) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated without the actions complained of herein being corrected.

95. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

96. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

97. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

98. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

99. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary

Duties Against the Individual Defendants

100. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

101. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public stockholders of Mavenir and have acted to put their personal interests ahead of the interests of Mavenir stockholders.

102. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Mavenir.

103. The Individual Defendants have violated their fiduciary duties by entering Mavenir into the Proposed Transaction without regard to the effects of the Proposed Transaction on Mavenir stockholders.

104. The terms of the Proposed Transaction were not entirely fair to the Class, and the unfairness was compounded by the Board’s retention of a conflicted financial advisor with a material financial stake in Mitel.

105. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and care owed to the stockholders of Mavenir by entering into the Merger through the unfair process exemplified by the Merger Agreement.

106. Moreover, the Individual Defendants breached their duty of candor by failing to disclose to Plaintiff and the Class all material information, encompassing the total mix of information, necessary for them to cast an informed decision on whether to tender their shares into the Merger or seek appraisal rights.

107. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

108. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Mavenir’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement terms, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

109. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of

Fiduciary Duty Against Mitel

110. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

111. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

112. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

113. Mitel colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the

Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

114. Mitel participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Mitel obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Mitel will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.

115. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of

Fiduciary Duty Against Morgan Stanley

116. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

117. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

118. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

119. Morgan Stanley colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

120. Morgan Stanley is conflicted because it owns a significant stake in Mitel, has previously performed work for Mitel and will receive substantial fees in connection with the Proposed Transaction.

121. Morgan Stanley participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests and securing fees for additional services it could not have unless it push a sale of Mavenir.

122. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sales process that is reasonably designed to secure the best possible consideration for Mavenir and obtain a transaction which is in the best interests of Mavenir stockholders;

F. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 7, 2015

Respectfully submitted, FARUQI & FARUQI, LLP

By:	/s/ Derrick B. Farrell
Derrick B. Farrell (Del. Bar No. 5747) James R. Banko (Del. Bar No. 4518) 20 Montchanin Road, Suite 145 Wilmington, DE 19807 Tel: (302) 482-3182 Fax: (302) 482-3612 Lead Counsel for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

Innessa S. Melamed

369 Lexington Avenue, 10th Fl.

New York, NY10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

Lead Counsel for Plaintiff

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